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File No. __________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


AES Uruguaiana Empreendimentos Ltda.
(Name of foreign utility company)


THE AES CORPORATION
1001 N. 19th Street
Suite 2000
Arlington, Virginia 22209
(Name of filing company, if filed on behalf of foreign utility company)

The Commission is requested to mail copies of all correspondence relating to this Notification to:

         Ashley A. Meise
         The AES Corporation
         1001 N. 19th Street
         Suite 2000
         Arlington, Virginia  22209

         Earle H. O'Donnell
         Julia Dryden English
         Dewey Ballantine LLP
         1775 Pennsylvania Avenue, N.W.
         Washington, D.C.  20006


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ITEM 1

         Foreign utility status is claimed by AES Uruguaiana Empreendimentos Ltda. ("Uruguaiana"), a company incorporated under the laws of Brazil, with its business address at BR 472, KM 575 -- Distrito Industrial - Uruguaiana - RS Brazil 97500-970. The AES Corporation ("AES") previously filed a U-57 notification on behalf of Uruguaiana on April 14, 2000.

         Uruguaiana owns and operates a 600 MW natural-gas filed combined cycle power plant that is located at the address mentioned above.

         The AES Corporation ("AES") indirectly owns 50% plus one share of the total voting stock and 46.14% of the total capital stock of Brasiliana Energia S.A. ("Brasiliana"), a holding company incorporated under the laws of Brazil, which owns 0.0001% of the voting stock of Uruguaiana. The remaining voting and capital stock of Brasiliana is indirectly owned by Banco Nacional de Desenvolvimento Economico e Social ("BNDES") and the remaining 99.9999% of the voting stock of Uruguaiana is held by AES Uruguaiana Inc., a holding company incorporated under the laws of the Cayman Islands, and owned 100% by Brasiliana.

         AES, a Delaware corporation, is a public utility holding company exempt from registration under section 3(a)(5) of the Public Utility Holding Company Act of 1935 (the "Act"). The AES Corp., Holding Company Act Release No. 27363 (Mar. 23, 2001). BNDES is the National Development Bank of Brazil, a Brazilian government-owned corporation.

ITEM 2

         Uruguaiana has one domestic associate public utility company, Indianapolis Power and Light Company ("IPL"). IPL's common equity is wholly owned by IPALCO Enterprises Inc., which, in turn, is a wholly-owned subsidiary of AES. IPL has not made any investment in, nor has any contractual relationship with, Uruguaiana, nor are any such investments or contractual relationships contemplated.

EXHIBIT A

         By letter dated September 28, 2000, the Indiana Utility Regulatory Commission certified to the Securities and Exchange Commission with respect to IPL that (1) it has the authority and resources to protect ratepayers subject to its jurisdiction, and (2) it intends to exercise that authority as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed October 27, 2000, in file number 070-09779, by reference.


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         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


By:      /s/ ASHLEY A. MEISE
         ----------------------
         Ashley A. Meise
         Assistant General Counsel
         The AES Corporation
         1001 N. 19th Street, Suite 2000
         Arlington, Virginia 22209
         (703) 292-0817


Dated:  January 30, 2004